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                                                                       EXHIBIT C



                           STOCK RESTRICTION AGREEMENT

         THIS STOCK RESTRICTION AGREEMENT (the "Agreement"), is entered into on April 9, 1999, by and between Team, Inc., a Texas corporation ("Team") and E. Patrick Manuel, and B. Dal Miller, (collectively "Shareholders", with each being referred to singularly as "Shareholder"). Team and the Shareholders are referred to collectively herein as the "Parties."

                                  INTRODUCTION

         Pursuant to a Stock Purchase Agreement, of even date herewith ("Stock Purchase Agreement"), Shareholders have acquired an aggregate of 595,000 shares ("Shares") of the common stock, $0.30 par value per share ("Common Stock"), of Team. The Shareholders and Team have agreed that this Agreement shall be executed as a condition precedent to the closing of the transactions contemplated by the Stock Purchase Agreement, in order to promote the stability of the management of Team, in recognition that such stability is necessary and desirable for Team, and for the Shareholders as a result of their substantial investment in Team represented by the Shares, to promote stable relationships with customers, suppliers and lenders, to assist in recruiting key employees and to avoid contributing to excessive volatility in the market price of Team Common Stock. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Stock Purchase Agreement.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the premises and the mutual promises herein made and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

I. Section. Definition of Subject Shares. "Subject Shares" means (i) from and after the date hereof until the close of business on the first business day after the date which is the second annual anniversary ("Second Anniversary") of the date hereof, all of the Shares; (ii) from and after the Second Anniversary until the close of business on the first business day after the date which is the third annual anniversary ("Third Anniversary") of the date hereof, 300,000 of the Shares; and (iii) from and after the Third Anniversary until the close of business on the first business day after the date which is the fourth annual anniversary ("Fourth Anniversary") of the date hereof, 150,000 of the Shares. From and after the Fourth Anniversary, this Agreement shall terminate and shall be of no further force or effect. All references to Shares hereunder shall be adjusted appropriately for any stock splits, stock dividends, or other similar capital adjustments to, or recapitalizations on, or share exchanges with (including by reason of merger, consolidation or other business combination involving Team) the Common Stock.


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I. Section. Legend, Stop Order, Etc..

A. The Shareholders and Team acknowledge and agree that the provisions of
Section 4 hereof constitute reasonable restrictions on transfer of the Subject Shares within the meaning of Article 2.22 of the Texas Business Corporation Act, as amended ("TBCA").

B. The Shareholders and Team agree that each certificate issued to Shareholders representing Subject Shares shall bear the following legend:

         THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A STOCK RESTRICTION AGREEMENT BETWEEN TEAM, INC., E. PATRICK MANUEL AND B. DAL MILLER, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN ACCORDANCE WITH SUCH STOCK RESTRICTION AGREEMENT.

A. The Shareholders and Team acknowledge and agree that a counterpart of this Agreement shall be deposited with Team at its principal office.

A. Each of the Shareholders consents to the entry of a stop transfer order with the transfer agent or agents of Team securities against the transfer of the Subject Shares except in compliance with the requirements of this Agreement, or if Team is its own transfer agent with respect to any Subject Shares, to the refusal by Team to transfer any such securities except in compliance with the requirements of this Agreement.

I. Section. Right of First Refusal.

A. Transfers other than under a Tender Offer.

         (a) In the event that a Shareholder desires to sell or otherwise dispose of any Subject Shares, such Shareholder shall give notice (the "Transfer Notice") to Team in writing of such intention, which shall specify the number of Subject Shares proposed to be sold or otherwise disposed of. The Transfer Notice shall be deemed to be Shareholder's offer to sell Team that portion of the Subject Shares which such Shareholder wishes to sell or otherwise dispose of for a price per share which is equal to the average closing price of Team Subject Shares of Common Stock as reported by The Wall Street Journal for the ten trading days immediately preceding the date of the Transfer Notice to Team.

         (b) Team shall have the right, exercisable by written notice given by Team within 3 business days after receipt of such Transfer Notice to purchase (or to cause a corporation, entity, person or group designated by Team to purchase) all, but not a part of, the Subject Shares specified in such Transfer Notice for cash at the price described in this Section. If Team exercises its right of first refusal hereunder, the closing of the purchase of the Subject Shares with respect to which such right has been exercised shall take place within 10 business days after the date of the written notice by Team. Upon



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exercise of its right of first refusal, Team shall be legally obligated to use its best efforts to secure all approvals required in connection therewith and shall be liable for damages to the selling party if any failure of Team to perform its obligations hereunder shall result in the failure of such purchase to occur.

         (c) If Team does not exercise its right of first refusal hereunder within the time specified for such exercise or if Team cannot or does not secure any necessary approval to purchase the Subject Shares within the time period established in Section 3.1(b), the party giving the Transfer Notice shall be free following the expiration of such time for exercise to sell the Subject Shares at any price.

A. Transfers under a Tender Offer. In the event that any person shall make a tender or exchange offer ("Tender Offer") for more than 20% of the outstanding Common Stock of Team prior to the termination of this Agreement, Shareholder shall not tender any Subject Shares pursuant to such Tender Offer unless it gives notice to Team no later than six days prior to the last day when securities may be tendered in order to be accepted under such offer or to qualify for any proration applicable to such offer (the "Tender Date") that it intends to tender a specified number of Subject Shares pursuant to such offer. For purposes hereof a Tender Offer to purchase Subject Shares of Common Stock shall be deemed to be an offer at the price specified therein, without regard to any provisions thereof with respect to proration or conditions to the offeror's obligation to purchase. If notice is given, Team shall have the right, exercisable by giving notice to Shareholder at least two days prior to the Tender Date, to purchase or cause its designee to purchase the number of Subject Shares specified in Shareholder's notice for cash. If Team exercises such right by giving such notice, the closing of the purchase of the Subject Shares shall take place not later than one day prior to the Tender Date. If Team does not exercise such right by giving such notice, then Shareholder shall be free to accept the Tender Offer with respect to which such notice of exercise was given. Shareholder shall have the right to withdraw such notice (whether or not Team shall have theretofore given notice of withdrawal) to Team at any time up to the earlier of the closing of any purchase from Shareholder or its designee or the Tender Date. At any time on or before the day prior to the Tender Date, Team shall have the right to withdraw its notice to Shareholder and decline to purchase the Subject Shares, in which event Shareholder shall be free to tender its Common Stock pursuant to such offer. The purchase price to be paid by Team or its designee pursuant to this Section shall be (i) if such Tender Offer is consummated, the purchase price that Shareholder would have received if it had tendered its Subject Shares and such Subject Shares had been purchased in such Tender Offer, including any increase in the price paid by the tender offeror after exercise by Team of its right of first refusal hereunder, or (ii) if such Tender Offer is not consummated, the highest price offered pursuant thereto.

A. Other Provisions. In the event that Team elects to exercise its rights of first refusal under this Section, Team may specify in its notice of intention to exercise such right another person as its designee to purchase the Subject Shares to which such notice relates. If Team shall designate another person as the purchaser pursuant to this Section, this giving of notice of acceptance of the right of first refusal by Team shall constitute a legally binding obligation of Team to complete such purchase if such person



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shall fail to do so; provided, however, that Team shall have its rights to withdrawal provided for in Section 3.2.

I. Section. Miscellaneous Provisions.

A. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

A. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Team and Shareholders; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities.

A. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

A. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

A. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the Buyer and the Seller.

A. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

A. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

A. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below.



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         If to the Shareholders:                Copy to:

         E. Patrick Manuel                      Liskow & Lewis
         1206 Hwy 190 West                      822 Harding Street
         Eunice, Louisiana 70535                Lafayette, Louisiana 70503
                                                P.O. Box 52008
         B. Dal Miller                          Lafayette, Louisiana 70505
         211 Liberty Ave, Apt 135               Attn:    Mr. Billy J. Domingue
         Lafayette, Louisiana 70508             Facsimile:  (318) 267-2398

         If to Team:                            Copy to:

         Team, Inc.                             Chamberlain, Hrdlicka, White,
         200 Hermann Drive                      Williams & Martin
         Alvin, Texas 77511                     1200 Smith Street, Suite 1400
         P.O. Box 123                           Houston, Texas 77002-4310
         Alvin, Texas 77512-0123                Attn:    Mr. Sidney B. Williams
         Attn:    Philip J. Hawk,               Facsimile:  (713) 658-2553
                    Chairman and CEO
         Facsimile:  (281) 388-5583


Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

A. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

A. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Team and Shareholders. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.



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A. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

A. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

A. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.


        IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.


                                       TEAM:

                                       TEAM, INC.


                                       By:
                                              Philip J. Hawk, Chairman and CEO


                                       SHAREHOLDERS:



                                       E. Patrick Manuel




                                       B. Dal Miller



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